MARBAN WEST EXTENSION DRILLING
RETURNS UP TO 28.80 G/T GOLD

Val-d’Or, Quebec, December 9, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) is pleased to report on the 2008 diamond drilling program on the Marban Block property located in the Malartic Gold Camp, Abitibi region, Quebec, where the Company has completed 61 holes for 20,900 metres (MB-08-32 to MB-08-92) in 2008 over the former Marban Mine sector. Results for holes MB-08-32 to MB-08-57 and MB-08-069 to MB-08-075 were previously released.

Assay results were received for 9 holes (MB-08-061 to MB-08-68 and MB-08-76), completed on drill sections 50W, 200W, 250W and 300W, that tested the West Extension of the former Marban Mine gold zones. Best results include:

•

MB-08-061:

6.01 g/t Au over 1.4 metre

•

MB-08-062:

5.53 g/t Au over 1.2 metre

•

MB-08-063:

10.24 g/t Au over 2.5 metres

•

MB-08-065:

6.45 g/t over 2.3 metres

13.90 g/t Au over 1.2 metre

•

MB-08-076:

6.98 g/t Au over 1.2 metre

28.80 g/t Au over 1.2 metre

Wide-spaced drilling at 50- to 100-metre centres has shown strong potential to define new lenses of economic interest within the Marban West Extension target area, where at least seven (7) sub-parallel east-west striking and moderately north-dipping gold mineralised structures are recognised.

Previously released drilling results over the West Extension target include 6.46 g/t Au over 7.0 metres (MB-08-035), 9.45 g/t Au over 2.3 metres (MB-08-037), 7.63 g/t Au over 4.0 metres (MB-08-038), 23.40 g/t Au over 1.1 metre (MB-08-039), 78.90 g/t Au over 3.0 metres (MB-08-042), 21.6 g/t Au over 1.1 metre and 10.70 g/t Au over 2.2 metres (MB-08-039), and 6.29 g/t Au over 6.0 metres (MB-08-044).

Results for holes MB-08-061 to MB-08-68 and MB-08-76 are tabled on the next page. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review the Marban drilling plans available at  www.niogold.com/marban.

MARBAN WEST EXTENSION – 2008 DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length m	Grade (g/t Au)
MB-08-061	3+00 W	0+65 E	180°	-47°	284.0	MZ	141.0	148.7	7.7	2.08
						Including	146.1	147.5	1.4	6.01
						FWZ	197.3	201.0	3.7	2.63
MB-08-062	3+00 W	1+35 N	180°	-45°	323.0	MS	149.4	150.3	0.9	5.02
						MZ	197.9	199.1	1.2	5.53
						MS	235.5	242.7	7.2	1.60
MB-08-063	3+00 W	2+65 N	180°	-45°	405.0	FWZ	363.3	381.3	18.0	2.20
						Including	373.0	375.5	2.5	10.24
MB-08-064	2+00 W	0+70 N	180°	-50°	279.0	MZ	164.1	165.9	1.8	3.51
MB-08-065	2+00 W	2+00 N	180°	-58°	410.0	MZ	250.7	253.0	2.3	6.45
						MZ	270.0	271.2	1.2	13.90
						MZ	284.1	289.0	4.9	2.45
						FWZ	338.2	390.8	52.6	0.55
MB-08-066	2+00 W	3+00 N	180°	-63°	426.0	MZ	265.7	271.7	6.0	1.16
MB-08-067	2+50 W	3+60 N	180°	-55°	502.0	NSA
MB-08-068	2+50 W	3+60 N	180°	-45°	305.0	MS	231.0	232.2	1.2	4.53
MB-08-076	0+50 W	0+70 N	180°	-45°	339.0	MZ	219.6	220.8	1.2	6.98
						MZ	240.0	241.2	1.2	28.80

Note: Mineralisation within the Marban mine area is divided into several recognised structural zones or units; MS=Mine Sequence (undetermined zone), MZ=Mine Zones, HWZ=Hangingwall Zone, HWUM=Hangingwall Ultramafic Units, FWZ=Footwall Zone, FWUM=Footwall Ultramafics Units, GD=Granodiorite, UW= Upper Wedge, LW= Lower Wedge, WZ= Wedge Zone.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths vary between 0.5 to 1.5 metres. Half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. The remaining core is stored on site for reference. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 0.5 g/t Au. As well, 5% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Vald’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Marban Block, Malartic Hygrade, Malartic H, Camflo West and Siscoe East, all located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO	Rock Lefrancois, P.Geo., Vice-President
miverson@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.